

Mail Stop 7010

December 29, 2008

Mr. William J. Maender
Chief Financial Officer
AE Biofuels, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

> **RE: Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 0-51354**

Dear Mr. Maender:

We have reviewed your response letter dated November 26, 2008 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Note 1 – Nature of Activities and Summary of Significant Accounting Policies, page F-6

Net Loss Per Share, page F-8

2. We have reviewed your response to prior comment 14. Your disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS. Please revise as necessary.

Note 12 – Acquisitions, Divestitures and Joint Ventures, page F-16

3. We have reviewed your response to prior comment 21. Please disclose the factors that led you to determine that Wahoo Ethanol LLC, Sutton Ethanol LLC and Illinois Valley Ethanol LLC were entities held under common control. Refer to EITF 02-5.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

4. Please address the above comments in your interim filings as well, as applicable.

Financial Statements

General

5. We reissue comment 26. It is not clear how you have met the disclosure requirements set forth in paragraphs 32 through 35 of SFAS 157 regarding your marketable securities. Please revise your disclosures or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity, page 23

6. We have reviewed your response to prior comment 29. It appears that you believe the stock market capitalization covenant and the current ratio covenant are material. As such, please disclose here or elsewhere in the filing the specific terms of each of these covenants. Please also disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the

specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief